Exhibit 99.1

LMP Capital and Income Fund Inc.

Announces Preliminary Results of Tender Offer

New York, NY, December 29, 2011 — LMP Capital and Income Fund Inc. (NYSE: SCD) (the “Fund”) today announced that the Fund’s tender offer for up to 996,307 shares of its issued and outstanding shares of common stock, representing approximately 5% of the Fund’s outstanding shares, expired on December 28, 2011, at 5:00 p.m., New York City time.

Based on current information, approximately 5,923,259 shares were duly tendered, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be considered as final. Payment for such shares will be made on or about January 4, 2012. The purchase price of properly tendered shares is $13.07 per share, equal to 98% of the per share net asset value of $13.33 as of the close of the regular trading session of the New York Stock Exchange on December 28, 2011.

The Fund is a non-diversified closed-end investment management company traded on the New York Stock Exchange under the symbol “SCD”. It is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc. (“Legg Mason”) and is sub-advised by ClearBridge Advisors, LLC and Western Asset Management Company, affiliates of the adviser.

For more information, please contact the Fund at 1-888-777-0102 or consult the Fund’s web site at www.leggmason.com/cef.

Data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the Securities and Exchange Commission.